INVECH HOLDINGS, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

August 29, 2024

Ms. Jenna Hough

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invech Holdings, Inc.
Amendment No. 9 of the Registration Statement on Form S-1
Filed August 16, 2024
File No. 333-276779

Dear Ms. Hough:

Set forth below are the responses of Invech Holdings, Inc., a Nevada corporation (“IVHI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated August 23, 2024, with respect to (i) our Amendment No. 9 of the Registration Statement on Form S-1 filed on August 16, 2024. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 9 to Registration Statement on Form S-1

General

1.        Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing as appropriate.

Response:

We believe the financial statements have been filed pursuant to Rule 3-12 of Regulation S-X. On August 12, 2024 we filed Form 10-Q for period ending June 30, 2024

S-1, Amendment 8 was filed on August 6, 2024. At the time of this filing, the financials were current for the interim period as filed on this amendment. Shortly after the filing of Amendment 8, Q2 financials became due, and we filed the above mentioned 10-Q. At that time, we had not received additional SEC comment letters and could not have anticipated when, or if, another SEC comment letter would be received.

2.       We note that Exhibit 5.1 references the offering of 2,462,293 shares. We also note that you revised the offering to cover the offering of 3,277,416 shares by the selling shareholders. Please have legal counsel revise their legal opinion and refile it as Exhibit 5.1.

Response:

Legal counsel has revised Exhibit 5.1 and the legal opinion was refiled.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Ms. Keaveney at rhonda@scctransferllc.com.

Sincerely,

Invech Holdings, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer